United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  .)

Press Release

Signature Page

CVRD concludes the take out of the bridge loan
Rio de Janeiro, April 27 2007 — Companhia Vale do Rio Doce (CVRD) announces that it has successfully completed 100% of the take out of the two-year bridge loan of US$ 14.6 billion used to finance the Inco Limited (Inco) acquisition.
On December 2006, the Company announced the conclusion of 84% of the take out of the bridge loan, through the execution of three transactions: (1) issuance of US$ 3.750 billion 10-year and 30-year notes in the global capital markets, (2) issuance of non-convertible debentures in the Brazilian market in the amount equivalent to US$ 2.565 billion, with four and seven-year maturities, and (3) a pre-export finance transaction of US$ 6.0 billion, with five and seven-year maturities.
The remaining portion of US$ 2.25 billion was fully paid today.
This refinancing program was executed consistently with CVRD financial policy, including diversification of funding sources, lengthening of the average maturity of the Company’s debt — projected to be close to ten years at the end of December 2007 from 8.04 years on September 30, 2006 — and reduction of the average cost of debt (before income taxes) to a level close to 6.5% per year. The Company seeks to consolidate its good reputation in the global financial markets and continues to pursue the minimization of its weighted average cost of capital.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.